Exhibit 99.1

Eco Wave Power Presents Continued Operational Progress and Reports First Half 2022 Financial Results

The Company is Gearing Towards the Official Opening of its Project in Israel, while Also Creating a Strong U.S Presence through its Upcoming Pilot at the Port of Los Angeles, and its Progress in Promoting the First Onshore Wave Energy Implementation in the State of New Jersey. At the Same Time, Eco Wave Power is Reinforcing its European Presence with Planned Projects in Portugal and Spain, with a Clear Goal of Moving Towards Larger Scale Deployments

Stockholm, Sweden, September 27, 2022 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today provided a corporate update and reported its financial results as of and for the six months ended June 30, 2022.

Management Commentary

“Eco Wave Power continues to advance important initiatives, with 2022 being a year thus far of executing new projects, broadening our project pipeline in Europe and penetrating the U.S. market, with new initiatives in the State of California and the State of New Jersey,” commented Inna Braverman, Founder and Chief Executive Officer. “We have previously proven our technology in Gibraltar and are now advancing the build out of new deployments at Jaffa Port in Israel and the Port of Los Angeles in the State of California, while also moving forward with new and exciting Concession Agreements in Portugal, Spain and additional areas of interest, with a clear goal of reaching large scale deployments in the near future.”

Continued Braverman, “Our approach is well-aligned with global initiatives, including legislation and renewable energy mandates, such as the recent $369 billion Renewable Energy Bill Initiative by the U.S. Government (The Inflation Reduction Act of 2022). According to the U.S. Energy Information Administration, wave energy off the American coasts could have generated the equivalent of about 66% of all the electricity generated across the country in 2020. I have been discussing the positive shift that we believe we are able to bring to the energy ecosystem at recent events, including the UN Ocean Conference, the New York Climate Week, the CODE conference in Los Angeles and the Atlantic ‘Next Scientific Revolution’ Conference, while simultaneously meeting with forward-thinking legislators, seeking to integrate wave energy in their state’s respective renewable energy policies. Interest is growing, which we believe enables Eco Wave Power to promote new projects faster, enter into new Concession Agreements, and reduce legislation related barriers. As a result, we are increasingly confident in our ability to introduce wave energy as an innovative, exciting and viable renewable energy source.”

Pipeline Development Update

Eco Wave Power has demonstrated continued progress expanding its presence in its core markets of interest, currently being its country of origin, Israel, the U.S. and Europe. This includes a gearing up towards the opening of its first grid connected wave energy project in Israel, and progress towards its first deployment in the U.S., in parallel with advancements in Portugal coupled with plans for further deployments in Spain and other locations of interest. As of 2022, Eco Wave Power holds a project pipeline of up to 327.7 MW, which is expected to grow in the upcoming year.

●	Significant Development Progress at Jaffa: In August 2022, Eco Wave Power officially commenced real conditions test runs of its EWP-EDF One wave energy pilot project at the Port of Jaffa in Tel Aviv, Israel. During the testing, which is conducted for the purpose of examining the operation of the mechanical and hydraulic subsystems of the project, the Eco Wave Power floaters were lowered to the water and tested for the very first time, resulting in a green light for the next phases of the project, which includes grid connection works by the Israeli Electrical Company (“IEC’) and testing of the overall system, to be followed by full operation. Once testing and final works are completed, including the grid-connection, the Company will have an official launch of its power station marking the first time in Israel’s history that electricity produced by the power of waves will be transmitted to the national electric grid. On August 23, 2022, Eco Wave Power announced that the Israeli Electric Authority (“IEA”) has set an official Feed-in Tariff (“FIT”) for the EWP-EDF One project. With the FIT in place, the IEC commenced operations to officially connect the EWP-EDF One wave energy project to Israel’s energy grid.

●	First U.S. Deployment Advances in Los Angeles: Eco Wave Power’s energy conversion unit, formerly deployed in Gibraltar, is in transit to AltaSea’s 35-acre campus located at the Port of Los Angeles, the nation’s busiest seaport, set to arrive in early October 2022. The AltaSea pilot station will be the first U.S. location for Eco Wave Power’s technology and is part of Eco Wave Power’s increased focus on bringing its pioneering wave energy technology to the U.S. and expanding its worldwide presence.

●	Progress Towards First of its Kind Legislation in the State of New Jersey: The Company has worked closely with New Jersey State Assemblyman Robert Karabinchak who announced in January 2022 his intent to introduce new legislation to bolster wave energy as the next, up-and-coming renewable energy source, recognizing this technology’s incredible potential. Assemblyman Karabinchak has said that the State can aim to include wave energy in its Energy Master Plan and develop a streamlined process for its deployment along New Jersey’s coast. This action will help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept. In line with the announcement, in June 2022, Assemblyman Karabinchak introduced Bill A4483, which calls for the utility board to create a commercialization and deployment plan and to offer financial incentives to companies and port owners for executing wave energy power stations. On September 22, 2022, the bill passed the Assembly Committee.

●	Eco Wave Power believes that the $369 billion in energy security and climate change investments from the Inflation Reduction Act of 2022, combined with the Company’s recent progress in the states of California and New Jersey, will serve as a significant boost to the Company’s commercialization plans for the U.S.

●	New Agreements in Europe: In April 2022, Eco Wave Power entered into a Concession Agreement with Port Adriano on the island of Mallorca, Spain, for the potential construction of a wave energy power plant of up to 2 MW. The agreement expands Eco Wave Power’s presence in Europe and will help Spain to achieve its aggressive goals for renewable power, leveraging its significant coastline capacity. In addition, in June 2022, Eco Wave Power announced plans for a 1 MW Project in Halki Island, Greece.

First Half 2022 Financial Overview

●	Revenues for the six months ended June 30, 2022, were $26,000 compared to $31,000 in the same period last year, with revenue related to feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s wave energy conversion (“WEC”) technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating expenses were $2.1 million, up 64% in the same period last year.

○	Research and development expenses were $635,000 compared to $355,000 in the same period last year. Research and development costs increased due to a non-recurring loss of $278,000 pertaining to a disposal of the floater mechanisms of the Gibraltar wave energy array, due to the relocation of the Gibraltar Conversion Unit to the Port of Los Angeles. The floater mechanisms of the Gibraltar power station were sent to steel recycling, while the conversion unit was fully overhauled and refurbished and shipped to Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises in the Port of Los Angeles, to optimally meet the local marine conditions.

○	Sales and marketing expenses were $300,000 compared to $220,000 in the same period last year.

○	General and administrative expenses were $1,186,000 compared to $715,000 in the same period last year. This increase was mainly the result of a $269,000 increase in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in 2021.

○	Other income of $15,000 was generated from management fees in a joint venture.

○	Share of net loss of a joint venture accounted for using the equity method for the six months ended June 30, 2022 was $10,000, which was primarily attributable to management fees.,

●	Operating loss was $2.1 million compared to $1.3 million in the same period last year.

●	Net financial income was $681,000, compared to $45,000 in the same period last year. This increase was primarily attributable to an increase in income from foreign exchange differences due to the increased value of the USD against the SEK.

●	Net loss was $1.4 million, or $0.03 per basic and diluted share, compared to a net loss of $1.2 million, or $0.04 per basic and diluted share in the same period last year.

●	The Company ended the period with $12.3 million in cash and cash equivalents, compared to $14.6 million as of December 31, 2021.

Capital Markets

As previously announced, Eco Wave Power has completed the transition to a single exchange for trading in its securities. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022, and beginning on June 14, 2022, Eco Wave Power’s only listed securities are its American Depositary Shares (“ADSs”) which trade on the Nasdaq Capital Market under the ticker “WAVE”.

Conference Call and Webcast Information

A conference call to discuss the financial results will be held the following morning Wednesday, September 28, 2022, at 9 a.m. Eastern time. Inna Braverman, CEO, will host the call.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011. If requested, please provide participant access code: 234153.

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/46561.

●	A replay will be available by telephone approximately two hours after the call's completion until Wednesday, October 12, 2022. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers and using the Replay Conference ID 46561. The archived webcast will also be available on the Company’s investor relations section of its website.

Individual Meeting Information

In an effort to increase relations with institutional investors, management has dedicated time to hosting individual meetings with portfolio managers and analysts on September 29, 2022. If you are interested in scheduling a meeting with management, please contact wave@fnkir.com.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 327.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s ADSs are traded on the Nasdaq Capital Market under the ticker “WAVE”.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+97235094017

Aharon Yehuda, CFO

aharon@ecowavepower.com

Investor contact:

Matt Chesler, FNK IR

+1 646 809 2183
wave@fnkir.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses that: the Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties; that the Company is advancing the build out of new deployments in Jaffa, Israel, the Port of Los Angeles and concession agreements in Portugal and Spain, moving large scale deployments in the near future; that the Inflation Reduction Act of 2022 will serve as a significant boost to the Company’s commercialization plans in the United States; and that the energy conversion unit in transit to AltaSea at the Port of Los Angeles will arrive in early October 2022. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30 2022	December 31 2021
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	12,320	14,621
Restricted short-term bank deposits	74	70
Other receivables and prepaid expenses	169	389
TOTAL CURRENT ASSETS	12,563	15,080

NON-CURRENT ASSETS:
Property and equipment, net	785	1,194
Right-of-use assets, net	65	101
Investments in a joint venture accounted for using the equity method	404	272
TOTAL NON-CURRENT ASSETS	1,254	1,567
TOTAL ASSETS	13,817	16,647

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	1,130	220
Current maturities of other long-term loan	32	-
Accounts payable and accruals:
Trade	54	46
Other	755	510
Current maturities of lease liabilities	90	127
TOTAL CURRENT LIABILITIES	2,061	903

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	-	882
Other long-term loan	90	129
TOTAL NON-CURRENT LIABILITIES	90	1,011

TOTAL LIABILITIES	2,151	1,914

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(1,739)	(103)
Accumulated deficit	(9,814)	(8,383)
TOTAL EQUITY	11,666	14,733
TOTAL LIABILITIES AND EQUITY	13,817	16,647

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Six months ended
	June 30
	2022	2021
	In USD thousands
REVENUES	26	31
COST OF REVENUES	(22)	(27)
GROSS PROFIT	4	4
OPERATING EXPENSES
Research and development expenses	(635)	(355)
Sales and marketing expenses	(300)	(220)
General and administrative expenses	(1,186)	(715)
Other income	15	-
Share of net loss of a joint venture accounted for using the equity method	(10)	-
TOTAL OPERATING EXPENSES	(2,116)	(1,290)

OPERATING LOSS	(2,112)	(1,286)

Financial expenses	(31)	(36)
Financial income	712	81
FINANCIAL INCOME (EXPENSES) - NET	681	45

NET LOSS	(1,431)	(1,241)